EXHIBIT 12.2

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

(Unaudited)

	Years Ended December 31,

	2002(1)	2001(1)	2000(1)(2)	1999(1)(2)	1998(1)(2)

Earnings from operations	$276,290	$163,993	$167,980	$161,802	$131,521
Add:
Interest expense	194,955	130,027	134,999	111,795	74,335

Earnings as adjusted	$471,245	$294,020	$302,979	$273,597	$205,856

Combined fixed charges and Preferred Unit distributions:
Interest expense	$194,955	$130,027	$134,999	$111,795	$74,335
Capitalized interest	21,652	20,294	24,317	31,912	29,942

Total fixed charges	216,607	150,321	159,316	143,707	104,277

Preferred Unit distributions	34,024	22,277	25,340	23,733	20,938

Combined fixed charges and Preferred Unit distributions	$250,631	$172,598	$184,656	$167,440	$125,215

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.9	1.7	1.6	1.6	1.6

(1)	Net earnings from discontinued operations have been reclassified for all years presented.

(2)	In October 2001, Archstone was reorganized into an UPREIT structure and was renamed Archstone-Smith Operating Trust. All periods prior to reorganization have been recast as if Archstone-Smith Operating Trust were an UPREIT for all periods presented.